Pursuant to Item 601(b)(2) of Regulation S-K, Merrill Corporation has elected to omit the Disclosure Schedule referenced in Article 3 of this Agreement and Plan of Merger. Merrill Corporation will provide a copy of any the schedules set forth in the Disclosure Schedule upon request by the Securities and Exchange Commission.

AGREEMENT AND PLAN OF MERGER

dated as of

July 14, 1999

between

MERRILL CORPORATION

and

VIKING MERGER SUB, INC.

TABLE OF CONTENTS1

     1The Table of Contents is not a part of this Agreement.

APPENDIX A: List of Rollover Shareholders

AGREEMENT AND PLAN OF MERGER

       AGREEMENT AND PLAN OF MERGER dated as of July 14, 1999 between Merrill Corporation, a Minnesota corporation (the “Company”), and Viking Merger Sub, Inc., a Minnesota corporation (“Merger Sub”).

W I T N E S S E T H:

       WHEREAS, as of the date of execution of this Agreement, all of the outstanding capital stock of Merger Sub is owned, in the aggregate, by DLJ Merchant Banking Partners II, L.P. (“DLJMB”), and certain affiliated entities;

       WHEREAS, Merger Sub is unwilling to enter into this Agreement unless, contemporaneously with the execution and delivery of this Agreement, certain beneficial and record stockholders of the Company enter into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) providing for certain actions relating to certain of the shares of common stock of the Company owned by them;

       WHEREAS, pursuant to the Voting Agreement, certain individuals listed in Appendix A hereto (the “Roll-over Group”) have agreed to exchange their Shares (as defined below) listed on Appendix A hereto for shares of Class B common stock, par value $.01 per share, of the Company (the “Class B Common Stock”);

       WHEREAS, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger (as defined in Section 1.01 and also to prescribe certain conditions to the Merger; and

       WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes;

       NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

       SECTION 1.01. The Merger. (a) At the Effective Time (as defined below), Merger Sub shall be merged (the “Merger”) with and into the Company in accordance with Minnesota Law (as defined below), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

      (b)      As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Sub will file articles of merger with the Secretary of State of the State of Minnesota and make all other filings or recordings required by Minnesota Law in connection with the Merger. The Merger shall become effective at such time as the articles of merger are duly filed with the Secretary of State of the State of Minnesota or at such later date or time as is specified in the articles of merger (the “Effective Time”).

      (c)      From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, privileges, immunities, powers and franchises and be subject to all of the debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub, all as provided under Minnesota Law.

      (d)      The Company hereby represents that its Board of Directors, at a meeting duly called and held and acting on the unanimous recommendation of a special committee of the Board of Directors of the Company comprised entirely of non-management and non-employee independent and disinterested directors (the “Special Committee”) and the 673 Committee (as defined below), has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of the Company’s stockholders, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger and the Voting Agreement, which approval satisfies in full the requirements of the Business Corporation Act of the State of Minnesota (the “Minnesota Law”) including, without limitation, Section 302A.673 thereof and the Articles of Incorporation of the Company, and (iii) unanimously resolved to recommend approval and adoption of this Agreement and the Merger and the amendment of the Articles of Incorporation of the Company contemplated by Section 5.07(b) (the “Charter Amendment“) by its stockholders. The Company further hereby represents that its Special Committee and the 673 Committee have unanimously approved this Agreement and the transactions contemplated hereby, including the Merger and the Voting Agreement, which approval satisfies in full the requirements of the Minnesota Law including, without limitation, Section 302A.673 thereof, and the Articles of Incorporation of the Company. The Company further represents that CIBC World Markets Corp. has delivered to the Company’s Board of Directors its written opinion that the consideration to be paid in the Merger (excluding the Roll-over Group) is fair to the holders of shares of common stock of the Company, par value $.01 per share, other than the members of the Roll-over Group (each, a “Share” ), from a financial point of view. The Company has been advised that all of its directors and executive officers intend to vote all of their Shares in favor of approval and adoption of this Agreement and the Merger.

       SECTION 1.02. Conversion of Shares. At the Effective Time:

      (a)      each Share held by the Company or any Subsidiary as treasury stock or owned by Merger Sub or any subsidiary of Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

      (b)      each share of Class B Common Stock outstanding immediately prior to the Effective Time shall remain outstanding with the same rights, powers and privileges as such shares had immediately prior to the Effective Time;

      (c)      each share of common stock, par value $.01 per share, of Merger Sub (“Merger Sub Common Stock”) outstanding immediately prior to the Effective Time shall be converted into and become one share of Class B Common Stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted;

      (d)      each share of preferred stock, par value $.01 per share, of Merger Sub (“Merger Sub Preferred Stock”), if any, outstanding immediately prior to the Effective Time shall be converted into and become one share of preferred stock, par value $.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares of preferred stock so converted;

      (e)      each outstanding warrant, if any, to purchase shares of Merger Sub common stock (each, a “Merger Sub Warrant”) shall be automatically amended to constitute a warrant to acquire shares of common stock, par value $.01 per share of the Surviving Corporation on the same terms and conditions as the Merger Sub Warrant; and

      (f)      each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.02(a) or as provided in Section 1.04 with respect to Shares as to which dissenters’ rights have been exercised, be converted into the right to receive in cash from Merger Sub an amount equal to $22.00 (the “Common Stock Consideration”).

       SECTION 1.03. Surrender and Payment. (a) Prior to the mailing of the Company Proxy Statement (as defined in Section 3.09), Merger Sub shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Shares for the Common Stock Consideration. Merger Sub will make available to the Exchange Agent, at the Closing Date, the Common Stock Consideration to be paid in respect of the Shares. For purposes of determining the Common Stock Consideration to be made available, Merger Sub shall assume that no holder of Shares will exercise dissenters’ rights. Promptly after the Effective Time, the Surviving Corporation will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent).

      (b)      Each holder of Shares that have been converted into a right to receive the Common Stock Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Common Stock Consideration payable in respect of such Shares. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive such Common Stock Consideration. No interest will be paid or will accrue on the Common Stock Consideration.

      (c)      If any portion of the Common Stock Consideration is to be paid to a Person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

      (d)      After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

      (e)      Any portion of the Common Stock Consideration made available to the Exchange Agent pursuant to Section 1.03(a) that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to the Surviving Corporation, upon demand, and any such holder who has not exchanged his Shares for the Common Stock Consideration in accordance with this Section prior to that time shall thereafter look only to the Surviving Corporation for payment of the Common Stock Consideration in respect of his Shares. Notwithstanding the foregoing, the Surviving Corporation shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

      (f)      Any portion of the Common Stock Consideration made available to the Exchange Agent pursuant to Section 1.03(a) to pay for Shares for which dissenters’ rights have been perfected shall be returned to the Surviving Corporation, upon demand.

       SECTION 1.04. Dissenting Shares. Notwithstanding Section 1.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has exercised such holder’s dissenters’ rights in accordance with Minnesota Law shall not be converted into a right to receive the Common Stock Consideration and the holder thereof shall only be entitled to such rights as are granted by Minnesota law, unless such holder fails to perfect or withdraws or otherwise loses such dissenters’ rights. If after the Effective Time such holder fails to perfect or withdraws or loses such holder’s dissenters’ rights, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Common Stock Consideration. The Company shall give Merger Sub prompt notice of any notices received by the Company for the exercise of dissenters’ rights or demand for payment pursuant to the exercise of dissenters’ rights, and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Merger Sub (which consent shall not be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands.

       SECTION 1.05. Stock Options. (a) At or immediately prior to the Effective Time, each outstanding employee and director stock option to purchase Shares granted under any employee stock option or compensation plan or arrangement of the Company shall be canceled, and each holder of any such option, whether or not then vested or exercisable, shall be paid, subject to any required withholding of taxes, by the Company promptly after the Effective Time for each such option an amount determined by multiplying (i) the excess, if any, of $22.00 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

      (b)       Prior to the Effective Time, the Company shall use its reasonable efforts (i) to obtain (to the extent requested by Merger Sub) any consents of holders of options to purchase Shares granted under the Company’s stock option or compensation plans or arrangements and (ii) to make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by Section 1.05(a).

ARTICLE 2

THE SURVIVING CORPORATION

       SECTION 2.01. Articles of Incorporation. The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with applicable law.

       SECTION 2.02. Bylaws. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

       SECTION 2.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

       The Company represents and warrants to Merger Sub as of the date hereof and as of the Effective Time that, except to the extent set forth in the Disclosure Schedules contained in a side letter of even date herewith delivered by the Company to Buyer (the “Disclosure Schedules”):

       SECTION 3.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota, and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and the Subsidiaries taken as a whole, but excluding any change resulting from (a) general economic conditions and (b) conditions applicable to participants in the financial printing industry generally, so long as in the case of either (a) or (b) the impact on the Company and the Subsidiaries is not more severe than that suffered by other participants in the financial printing industry generally (“Material Adverse Effect”). The Company has heretofore delivered to Merger Sub true and complete copies of the Company’s articles of incorporation and bylaws as currently in effect.

       SECTION 3.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the approval by the Company’s stockholders of the Merger and the Charter Amendment, have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company.

       SECTION 3.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of articles of merger in accordance with Minnesota Law; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”); (c) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); and (d) such other actions or filings the failure of which to take or make would not reasonably be expected to have a Material Adverse Effect.

       SECTION 3.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the articles of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any Subsidiary, (c) except as set forth in Schedule 3.04, to the knowledge of the Company (as set forth in Section 3.12) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any Subsidiary or any license, franchise, permit or other similar authorization held by the Company or any Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary, except in the case of clauses (b), (c) and (d), to the extent that any such violation, failure to obtain any such consent or other action, default, right, loss or Lien would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. For purposes of this Agreement, “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

       SECTION 3.05. Capitalization. The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $.01 per share (the “Common Stock”) and 500,000 shares of undesignated stock (the “Undesignated Stock”). As of July 12, 1999, there were outstanding 16,115,520 shares of Common Stock and no shares of Undesignated Stock and stock options to purchase an aggregate of 3,176,373 Shares (of which options to purchase an aggregate of 1,087,553 Shares were exercisable). All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section and except for changes since July 12, 1999 resulting from the exercise of employee stock options outstanding on such date and except for the issuance of 979,091 shares of Class B Common Stock contemplated by Section 5.08, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (c) no options or other rights to acquire from the Company or any Subsidiary, and no obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses 3.05(a), 3.05(b) and 3.05(c) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

       SECTION 3.06. Subsidiaries. (a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Subsidiary” means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company. All Subsidiaries and their respective jurisdictions of incorporation are identified in the Company’s annual report on Form 10-K for the fiscal year ended January 31, 1999 (the “Company 10-K”).

      (b)      Except as set forth in Schedule 3.06, all of the outstanding capital stock of, or other ownership interests in, each Subsidiary, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Except as set forth in Schedule 3.06, there are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary, and (ii) options or other rights to acquire from the Company or any Subsidiary, and no other obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary (the items in clauses 3.06(b)(i) and 3.06(b)(ii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

      SECTION 3.07. SEC Filings. (a) The Company has delivered to Merger Sub (i) its Form 10-K (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since January 1, 1997, and (iii) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission (the “SEC”) since January 1, 1997.

      (b)      As of its filing date, each such report or statement filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements or omissions as may have been modified by subsequent filings prior to the date of this Agreement pursuant to the Exchange Act.

      (c)      Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act of 1933, as amended, as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading except for such statements or omissions as may have been modified by subsequent filings prior to the date of this Agreement pursuant to the Exchange Act.

       SECTION 3.08. Financial Statements. The audited consolidated financial statements of the Company included in its Form 10-K referred to in Section 3.07 and the unaudited consolidated financial statements of the Company included in its Form 10-Q for the quarter ended April 30, 1999 (the “Company 10-Q”) each fairly present in all material respects, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, “Balance Sheet” means the consolidated balance sheet of the Company as of April 30, 1999 set forth in the Company 10-Q and “Balance Sheet Date” means April 30, 1999.

       SECTION 3.09. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including, without limitation, the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act and, if applicable, Rule 13e-3 and Schedule 13E-3 under the Exchange Act (the “Company Proxy Statement”), if any, to be filed with the SEC in connection with the Merger and the Charter Amendment, and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act except that no representation or warranty is made hereby with respect to any information supplied by Merger Sub expressly for inclusion in the Company Disclosure Documents.

      (b)      At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement and at the Effective Time, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Company Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.09(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company by Merger Sub specifically for use therein.

      (c)      The information with respect to the Company or any Subsidiary that the Company furnishes to Merger Sub specifically for use in the Merger Sub Disclosure Documents (as defined in Section 6.01) will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of the meeting of the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

       SECTION 3.10. Absence of Certain Changes. Except as set forth in Schedule 3.10 hereto or as contemplated by this Agreement, since the Balance Sheet Date, the Company and Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

      (a)      any event, occurrence or development of a state of circumstances or facts which has had or reasonably would be expected to have a Material Adverse Effect;

      (b)      other than regular quarterly dividends in an amount not in excess of $.02 per share per quarter, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary;

      (c)      any amendment of any material term of any outstanding security of the Company or any Subsidiary;

      (d)      any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

      (e)      any creation or assumption by the Company or any Subsidiary of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

      (f)      any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices;

      (g)      any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

      (h)      any transaction or commitment made, or any contract or agreement entered into, by the Company or any Subsidiary relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any Subsidiary of any contract or other right, in either case, material to the Company and the Subsidiaries taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

      (i)      any change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in generally accepted accounting principles;

      (j)      any (i) grant of any new severance or termination arrangement to any director, officer or employee of the Company or any Subsidiary, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or officer of the Company or any Subsidiary, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in compensation, bonus or other benefits payable to directors or officers of the Company or any Subsidiary, other than in the case of this clause (iv) in the ordinary course of business consistent with past practice;

      (k)      any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any Subsidiary, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; or

      (l)      any cancellation of any licenses, sublicenses, franchises, permits or agreements to which the Company or any Subsidiary is a party, or any notification to the Company or any Subsidiary that any party to any such arrangements intends to cancel or not renew such arrangements beyond its expiration date as in effect on the date hereof, which cancellation or notification, individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect.

       SECTION 3.11. No Undisclosed Material Liabilities. Except as set forth in Schedule 3.11, there are no liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

      (a)       liabilities disclosed or provided for in the Balance Sheet;

      (b)       liabilities incurred since the Balance Sheet Date which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; and

      (c)       liabilities under this Agreement.

       SECTION 3.12. Litigation. There is no action, suit, investigation or proceeding (or to the Company’s knowledge any reasonable basis therefor) pending against, or to the knowledge of the Company threatened against or affecting, the Company or any Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected to have a Material Adverse Effect. For purposes of the Agreement “knowledge of the Company” shall mean the actual knowledge of John Castro, Richard Atterbury, Kay Barber or Steven Machov.

       SECTION 3.13. Taxes. (a) Except as set forth in Schedule 3.13, and except where the failure to file such Return has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all tax returns, statements, reports and forms (including estimated tax returns and reports and information returns and reports) required to be filed with any taxing authority with respect to any tax period (or portion thereof) ending on or before the Effective Time (a “Pre-Closing Tax Period”) by or on behalf of the Company or any Subsidiary of the Company (collectively, the “Returns”), were filed when due (including any applicable extension periods) in accordance with all applicable laws. As of the time of filing, the Returns were true and complete in all material respects.

      (b)      The Company and its Subsidiaries have timely paid, or withheld and remitted to the appropriate taxing authority, all taxes shown as due and payable on the Returns that have been filed, except where the failure to so pay or withhold and remit has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

      (c)      The charges, accruals and reserves for taxes with respect to the Company and any Subsidiary for any Pre-Closing Tax Period (including any Pre-Closing Tax Period for which no Return has yet been filed) reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income taxes) are adequate to cover such taxes in all material respects.

      (d)      Except as provided in Schedule 3.13, there is no material claim (including under any indemnification or tax-sharing agreement), audit, action, suit, proceeding, or investigation now pending or threatened in writing against or in respect of any tax or “tax asset” of the Company or any Subsidiary. For purposes of this Section 3.13, the term “tax asset” shall include any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could be carried forward or back to reduce taxes.

      (e)      There are no material Liens for taxes upon the assets of the Company or its Subsidiaries except for Liens for current taxes not yet due.

      (f)      The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

      (g)      Neither the Company nor any Subsidiary is currently under any obligation to pay any amounts of the type described in clause (ii) or (iii) of the definition of “tax”, regardless of whether such tax is imposed on the Company or any Subsidiary.

       For purposes of this Section 3.13, “tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority responsible for the imposition of any such tax (domestic or foreign), (ii) in the case of the Company or any Subsidiary, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any Subsidiary to a taxing authority is determined or taken into account with reference to the liability of any other Person, and (iii) liability of the Company or any Subsidiary for the payment of any amount as a result of being party to any tax sharing agreement or with respect to the payment of any amount of the type described in (i) or (ii) as a result of any existing express or implied obligation (including, but not limited to, an indemnification obligation).

       SECTION 3.14. ERISA. (a) Schedule 3.14 contains a correct and complete list identifying each material “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company or any Subsidiary, or with respect to which the Company or any Subsidiary has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available to Merger Sub together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Employee Plans”. For purposes of this Section 3.14, “ERISA Affiliate” of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

      (b)      Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has any actual or reasonably likely potential liability under, any Employee Plan subject to Title IV of ERISa (other than a Multiemployer Plan, as defined below). Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has any actual or reasonably likely potential liability under, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

      (c)      A current favorable Internal Revenue Service determination letter is in effect with respect to each Employee Plan which is intended to be qualified under Section 401(a) of the Code (or the relevant remedial amendment period has not expired with respect to such Employee Plan), and the Company knows of no circumstance giving rise to a material likelihood that such Employee Plan would be treated as other than qualified by the Internal Revenue Service. The Company has made available to Merger Sub copies of the most recent Internal Revenue Service determination letters with respect to each such Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plan, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

      (d)      Except as set forth in Schedule 3.14, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor of the Company or any Subsidiary to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan. To the knowledge of the Company, there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any Affiliate that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 162m or 280G of the Code.

      (e)      Except as set forth in Schedule 3.14, or as reflected on the Balance Sheet, neither the Company nor any Subsidiary has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

      (f)      There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended January 31, 1999, unless such increase would not, individually or in the aggregate, have a Material Adverse Effect.

      (g)      Neither the Company nor any Subsidiary is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or labor organization.

      (h)      Except as set forth in Schedule 3.14, all contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Balance Sheet.

      (i)      Except as set forth in Schedule 3.14, there is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official which would, individually or in the aggregate, have a Material Adverse Effect.

       SECTION 3.15. Compliance with Laws. Neither the Company nor any Subsidiary is in violation of, or has since January 1, 1998 violated, and to the knowledge of the Company none is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

       SECTION 3.16. Licenses and Permits. The Company and its Subsidiaries have all material licenses, franchises, permits, certificates, approvals or other similar authorizations affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries (the “Permits”) the absence of which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.16 and except when the failure of the following to be true would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (i) the Permits are valid and in full force and effect, (ii) neither the Company nor any Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

       SECTION 3.17. Intellectual Property. The Company and the Subsidiaries own or possess adequate licenses or other rights to use all Intellectual Property Rights necessary to conduct the business now operated by them, except where the failure to own or possess such licenses or rights would not be reasonably likely to have a Material Adverse Effect. To the knowledge of the Company, the Intellectual Property Rights of the Company and the Subsidiaries do not conflict with or infringe upon any Intellectual Property Rights of others to the extent that, if sustained, such conflict or infringement has had and would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Intellectual Property Right” means any trademark, service mark, trade name, mask work, copyright, patent, software license, other data base, invention, trade secret, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

       SECTION 3.18. Environmental Matters. (a) No notice, notification, demand, request for information, citation, summons, complaint or order has been received by, or, to the knowledge of the Company or any Subsidiary, is pending or threatened by any Person against, the Company or any Subsidiary nor has any material penalty been assessed against the Company or any Subsidiary with respect to any (1) alleged violation of any Environmental Law or liability thereunder, (2) alleged failure to have any permit, certificate, license, approval, registration or authorization required under any Environmental Law, (3) generation, treatment, storage, recycling, transportation or disposal of any Hazardous Substance or (4) discharge, emission or release of any Hazardous Substance, that in the case of (1), (2), (3) and/or (4), would, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

      (b)      No Hazardous Substance has been discharged, emitted, released or, to the knowledge of the Company, is present at any property now or previously owned, leased or operated by the Company or any Subsidiary, which circumstance, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect; and

      (c)      To the knowledge of the Company, there are no Environmental Liabilities that have had or would reasonably be expected to have a Material Adverse Effect.

      (d)      There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any property or facility now or previously owned or leased by the Company or any Subsidiary which has not been delivered to Merger Sub at least five days prior to the date hereof.

      (e)      Except as set forth on Schedule 3.18, neither the Company nor any Subsidiary owns or leases or has owned or leased any real property, or conducts or has conducted any operations, in New Jersey or Connecticut.

      (f)      For purposes of this Section, the following terms shall have the meanings set forth below:

(i) “Company” and “Subsidiary” shall include any entity which is, in whole or in part, a predecessor of the Company or any Subsidiary;
(ii) “Environmental Laws” means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, codes, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and governmental restrictions, relating to human health, the environment or to emissions, discharges or releases of pollutants, contaminants or other hazardous substances or wastes into the environment, including without limitation ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or other hazardous substances or wastes or the clean-up or other remediation thereof;
(iii) “Environmental Liabilities” means any and all liabilities of or relating to the Company and any Subsidiary, whether contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Effective Time; and
(iv) “Hazardous Substances” means any pollutant, contaminant, toxic, radioactive, corrosive or otherwise hazardous substance, material or waste, including petroleum, its derivatives, by-products and other hydrocarbons, or any substance having any constituent elements displaying any of the foregoing characteristics, which in any event is regulated under Environmental Laws.

      (g)      Since the date of this Agreement, there has been no change to the situation or the conclusions described in Schedule 3.18 which would reasonably be expected to result in a Material Adverse Effect.

       SECTION 3.19. Finders’ Fees. Except for CIBC World Markets Corp., a copy of whose engagement agreement has been provided to Merger Sub, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf, of the Company or any Subsidiary who might be entitled to any fee or commission from Merger Sub or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

       SECTION 3.20. Inapplicability of Certain Restrictions. No “fair price”, “moratorium”, “business combination”, “control share acquisition”, or other form of anti-takeover statute or regulation under Minnesota law limits, prevents, contravenes or is breached by the Merger, the execution and performance of this Agreement or the consummation of any other transaction contemplated hereby or the execution and performance of the Voting Agreement dated as of the date hereof among Merger Sub and the several individuals named therein or the consummation of any transaction contemplated thereby.

       Prior to the execution hereof, the Merger, the execution and performance of this Agreement and the consummation of the transactions contemplated hereby was approved by the Special Committee and by a committee consisting of all of the “disinterested” directors pursuant to the requirements of Section 302A.673 subd. 1(d)(3) of Minnesota Law (the “673 Committee”).

       SECTION 3.21. Rights Plan. The Company has not entered into, and its Board of Directors has not adopted or authorized the adoption of, a shareholder rights or similar agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

       Merger Sub represents and warrants to the Company as of the date hereof and as of the Effective Time that:

       SECTION 4.01. Corporate Existence and Power. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of Minnesota and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

       SECTION 4.02. Corporate Authorization. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby are within the corporate powers of Merger Sub and have been duly authorized by all necessary corporate and stockholder action. This Agreement constitutes a valid and binding agreement of Merger Sub.

       SECTION 4.03. Governmental Authorization. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of articles of merger in accordance with Minnesota Law, (b) compliance with any applicable requirements of the HSR Act; and (c) compliance with any applicable requirements of the Exchange Act.

       SECTION 4.04. Non-contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not (a) contravene or conflict with the articles of incorporation or bylaws of Merger Sub, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with any provision of law, regulation, judgment, order or decree binding upon Merger Sub, or (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Merger Sub or to a loss of any benefit to which Merger Sub is entitled under any agreement, contract or other instrument binding upon Merger Sub.

       SECTION 4.05. Disclosure Documents. (a) The information with respect to Merger Sub and its subsidiaries that Merger Sub furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time the stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing thereof and at the time of any distribution thereof.

      (b)      The Merger Sub Disclosure Documents, when filed, will comply as to form in all material respects with the applicable requirements of the Exchange Act and will not at the time of the filing thereof, at the time of any distribution thereof or at the time of the meeting of the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided, that this representation and warranty will not apply to statements or omissions in the Merger Sub Disclosure Documents based upon information furnished to Merger Sub in writing by the Company specifically for use therein.

       SECTION 4.06. Finders’ Fees. Except for Donaldson, Lufkin & Jenrette Securities Corporation (“DLJSC”), whose fees will be paid by Merger Sub, there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from the Company or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

       SECTION 4.07. Financing. The Company has received copies of (a) a commitment letter dated July 14, 1999 from DLJ Merchant Banking Partners II, L.P. and certain related funds pursuant to which each of the foregoing has committed, subject to the terms and conditions set forth therein, to purchase equity securities of Merger Sub for an aggregate amount equal to $107.2 million, and (b) a letter dated July 14, 1999 from DLJ Capital Funding, Inc. (“DLJ Senior Debt Fund”) and DLJ Bridge Finance, Inc. (“DLJ Bridge Fund”) pursuant to which (i) DLJ Bridge Fund has committed, subject to the terms and conditions set forth therein, to purchase Senior Subordinated Increasing Rate Notes of the Company in the amount of $190.0 million, and (ii) DLJ Senior Debt Fund has committed, subject to the terms and conditions set forth therein, to enter into one or more credit agreements providing for loans to the Company of up to an aggregate of $245.0 million, comprised of term loans of $195.0 million and a revolving credit facility of $50.0 million. As used in this Agreement, the aforementioned entities shall hereinafter be referred to as the “Financing Entities.” The aforementioned commitments shall be referred to as the “Financing Agreements” and the financing to be provided thereunder shall be referred to as the “Financing.” The aggregate proceeds of the Financing are in an amount sufficient to consummate the transactions contemplated hereby, including, without limitation, to pay the Common Stock Consideration, to repay all of the Company’s and its Subsidiaries’ indebtedness together with any interest, premium or penalties payable in connection therewith, to provide a reasonable amount of working capital financing and to pay related fees and expenses (such amounts, the “Required Amounts”). As of the date hereof, none of the commitment letters relating to the Financing Agreements referred to above has been withdrawn and Merger Sub does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the commitment letters relating to the Financing Agreements not being satisfied.

ARTICLE 5

COVENANTS OF THE COMPANY

       SECTION 5.01. Conduct of the Company. From the date hereof until the Effective Time (and except as expressly permitted under Section 5.04 or contemplated by the Disclosure Schedules), the Company and the Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the consent of Merger Sub, which shall not be reasonably withheld or delayed, the Company will not and will cause its Subsidiaries not to:

      (a)      adopt or propose any change in its articles of incorporation or bylaws except as provided in Section 5.07;

      (b)      except pursuant to existing agreements or arrangements

(i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof for an amount in excess of $5,000,000 in the aggregate, or sell, lease or otherwise dispose of a subsidiary or an amount of assets or securities for an amount in excess of $5,000,000 in the aggregate;
(ii) make any investment in an amount in excess of $5,000,000 in the aggregate whether by purchase of stock or securities, contributions to capital or any property transfer, or purchase for an amount in excess of $5,000,000 in the aggregate, any property or assets of any other individual or entity;
(iii) waive, release, grant, or transfer any rights of material value outside of the ordinary course consistent with past practice;
(iv) modify or change in any material respect any existing material license, lease, contract, or other document outside of the ordinary course consistent with past practice;
(v) incur or assume an amount of long-term or short-term debt in excess of $25,000,000 in the aggregate (net of cash and marketable securities);
(vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than any Subsidiary) which, are in excess of $10,000,000 in the aggregate;
(vii) make any loans, advances or capital contributions to, or investments in, any other person which are in excess of $5,000,000 in the aggregate or
(viii) authorize any new capital expenditures which, individually, is in excess of $3,000,000 or, in the aggregate, are in excess of $10,000,000;

      (c)      split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its Subsidiaries;

      (d)      (i) adopt or amend any material bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (ii) except for increases that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, increase the compensation or fringe benefits of the Company’s employees, or (iii) materially increase the compensation or fringe benefits of any director or officer or (iv) pay any material benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements);

      (e)      except as set forth in Schedule 5.01, revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner;

      (f)      pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred in the ordinary course of business, consistent with past practices;

      (g)      make or change any tax election or settle or compromise any material income tax liability;

      (h)      take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures other than any change in accounting policies that is required by the regulations of the SEC or as otherwise required by GAAP; or

      (i)      agree or commit to do any of the foregoing; or

      (j)      take or agree or commit to take any action that would make any representation and warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time.

       SECTION 5.02. Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger and the Charter Amendment. Subject to their fiduciary duties as advised by counsel, the Directors of the Company, including, without limitation, at least a majority of the 673 Committee, shall, recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders and shall not withdraw such recommendation. In connection with such meeting, the Company (a) will promptly prepare and file with the SEC, will use its commercially reasonable efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (b) will use its commercially reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby and the Charter Amendment and (c) will otherwise comply with all legal requirements applicable to such meeting.

       SECTION 5.03. Access to Information. From the date hereof until the Effective Time, the Company will give Merger Sub, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and the Subsidiaries, will furnish to Merger Sub, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company’s employees, counsel and financial advisors to cooperate with Merger Sub in its investigation of the business of the Company and the Subsidiaries; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company to Merger Sub hereunder.

       SECTION 5.04. Other Offers. (a) The Company and its Subsidiaries will not and the Company will use its reasonable best efforts to cause the officers, directors, agents, representatives or advisors of the Company and its Subsidiaries not to, directly or indirectly, take any action to solicit, initiate, encourage or knowingly facilitate the making of any Acquisition Proposal or any inquiry with respect thereto or engage in negotiations with any Person with respect thereto, or disclose any non-public information relating to the Company or any Subsidiary of the Company or afford access to the properties, books or records of the Company or any Subsidiary of the Company to, any Person that has made, or to the Company’s knowledge, is considering making, any Acquisition Proposal, provided that nothing contained in this Section 5.04 shall prevent the Company from furnishing non-public information to, or entering into negotiations with, or affording access to the properties, books or records of the Company or its Subsidiaries to, any Person in connection with an unsolicited bona fide Acquisition Proposal received from such Person so long as prior to furnishing non-public information to, or entering into negotiations with, such Person, (i) the Special Committee of the Board of Directors of the Company by a majority vote determines in its good faith judgment that it is necessary to do so to comply with its fiduciary duty to shareholders under applicable law, after consultation with outside legal counsel, and (ii) the Company receives from such Person an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement between the Company and DLJ Merchant Banking II, Inc. referred to in Section 6.02. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal. Unless the Special Committee of the Board of Directors of the Company by a majority vote determines in its good faith judgment that it is necessary not to do so to comply with its fiduciary duty to stockholders under applicable law, after consultation with outside legal counsel, the Company will (a) promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal and set forth the material terms thereof) Merger Sub of: (x) the receipt of any Acquisition Proposal, (y) any indication, of which the Company has knowledge, that any Person is considering making an Acquisition Proposal or (z) any request for non-public information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or to the Company’s knowledge may be considering making, an Acquisition Proposal, and (b) will keep Merger Sub informed of the status and material terms of any such Acquisition Proposal or request. The Company and its Subsidiaries will, and the Company will use its reasonable best efforts to cause the officers, directors, agents, representatives or advisors of the Company and its Subsidiaries to, immediately cease and cause to be terminated all negotiations, if any, that have taken place prior to the date hereof with any parties with respect to any Acquisition Proposal.

       For purposes of this Agreement, “Person” means any person, corporation, entity or group, as defined in Section 13(d) of the Exchange Act, other than Merger Sub or any of its affiliates.

       For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of a business or assets that constitute or generate 20% or more of the net revenues, net income or the assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes or generates 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer (including a self-tender offer) that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes or generates 20% or more the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes or generates 20% or more of the net revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

      (b)      If a Payment Event (as hereinafter defined) occurs, the Company shall pay to Merger Sub, if pursuant to (x) below, simultaneously with the occurrence of such Payment Event or, if pursuant to (y) below, within two business days following such Payment Event, a fee of $12,000,000 (the “Termination Fee”). Notwithstanding the foregoing if the Company breaches any representation, warranty, covenant or other agreement hereunder, the Termination Fee paid by the Company and actually received by Merger Sub shall be credited against the amount of damages awarded to Merger Sub as a result of such breach, and any damages awarded to Merger Sub as a result of such breach shall be credited against any subsequent payment of the Termination Fee, to the extent the Company is also obligated hereunder to pay the Termination Fee.

             “Payment Event” means (x) the termination of this Agreement by the Company or Merger Sub pursuant to Sections
9.01(e) or (f); or (y) (1) a Person shall have made an Acquisition Proposal prior to the Company Stockholder Meeting and (2) within 12 months of the termination of this Agreement pursuant to Sections 9.01(b) or (g) any of the following events shall have occurred (whether or not proposed prior to the Company Stockholder Meeting and whether or not any such event involves the Person referred to in 5.04(b)(y)(1) above) whereby stockholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its Subsidiaries otherwise held by the stockholders of the Company after such event, in excess of $22.00 per Share: the Company merges with or into, or is acquired by merger or otherwise by, a Person (directly or indirectly); a Person (directly or indirectly) acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; a Person (directly or indirectly) acquires more than 50% of the outstanding Shares or the Company adopts and implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its Subsidiaries, taken as a whole.

      (c)      The Company acknowledges that the agreements contained in this Section 5.04 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 5.04, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the Company for the fee or fees and expenses set forth in this Section 5.04, the Company shall also pay to Merger Sub its costs and expenses incurred in connection with such litigation.

      (d)      This Section 5.04 shall survive any termination of this Agreement, however caused.

       SECTION 5.05. Notices of Certain Events. The Company shall promptly notify Merger Sub of:

      (a)      any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

      (b)      any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;

      (c)      any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or which relate to the consummation of the transactions contemplated by this Agreement.

       SECTION 5.06. Resignation of Directors. Prior to the Effective Time, the Company shall deliver to Merger Sub evidence satisfactory to Merger Sub of the resignation of all directors of the Company (except as requested by Merger Sub) effective at the Effective Time.

       SECTION 5.07. Certificate of Designation; Amendment to Articles of Incorporation. (a) If requested by Merger Sub no later than 10 days prior to the Effective Time, the Board of Directors shall establish a class or series of preferred stock from the undesignated shares of preferred stock of the Company currently authorized that shall have rights and privileges that are substantively identical to such rights and privileges of any series of Class A Preferred Stock, par value $.01 per share, of Merger Sub that Merger Sub may create and shall authorize the issuance of 2,000,000 shares of such class of preferred stock (the “Mirror Preferred Stock”).

      (b)      Prior to the Effective Time, the Company shall amend its Articles of Incorporation to authorize the issuance of 10,000,000 shares of Class B Common Stock that shall have the same rights and privileges as the Shares, except that they shall have a liquidation preference of $1.00 per share.

       SECTION 5.08. Exchange for Class B Common Stock. Immediately prior to the Effective Time, the Company shall issue to each member of the Roll-over Group that number of shares of Class B Common Stock in exchange for the Shares owned by such member of the Roll-over Group as is set forth in Appendix A at a ratio of one share of Class B Common Stock for each Share so exchanged.

ARTICLE 6

COVENANTS OF MERGER SUB

       Merger Sub agrees that:

       SECTION 6.01. SEC Filings. As soon as practicable after the date of announcement of the execution of the Merger Agreement, Merger Sub shall file (separately, or as part of the Company Proxy Statement) with the SEC, if required, a Rule 13E-3 Transaction Statement (the “Transaction Statement”) with respect to the Merger (together with any supplements or amendments thereto, collectively the “Merger Sub Disclosure Documents”). Merger Sub and the Company each agrees to correct any information provided by it for use in the Merger Sub Disclosure Documents if and to the extent that it shall have become false or misleading in any material respect. Merger Sub agrees to take all steps necessary to cause the Merger Sub Disclosure Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on each Merger Sub Disclosure Document prior to its being filed with the SEC.

       SECTION 6.02. Confidentiality. The Confidentiality Agreement dated March 24, 1999 between the Company and DLJ Merchant Banking II, Inc. shall continue in full force and effect prior to the Effective Time and after any termination of this Agreement.

       SECTION 6.03. Voting of Shares. Merger Sub agrees to vote all Shares beneficially owned by it in favor of adoption of this Agreement at the Company Stockholder Meeting.

       SECTION 6.04. Director and Officer Liability. For six years after the Effective Time, Merger Sub will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time including, without limitation, matters related to the transactions contemplated by this Agreement, to the extent provided under the Company’s articles of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, Merger Sub will cause the Surviving Corporation to use its best efforts to provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to and including the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, Merger Sub shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to Merger Sub. It is understood that such obligation to indemnify (but not to maintain insurance) shall apply to claims of which the Surviving Corporation shall have been notified prior to the expiration of such six-year period regardless of when such claims shall have been disposed of.

       SECTION 6.05. Employee Matters. Merger Sub agrees that, for at least one year from the Effective Time, subject to applicable law, the Surviving Corporation and its Subsidiaries will provide benefits to its employees which will, in the aggregate, be comparable to those currently provided by the Company and its Subsidiaries to their employees (other than any stock option or other equity based incentive plan currently provided by the Company). Notwithstanding the foregoing, nothing herein shall otherwise limit the Surviving Corporation’s right to amend, modify or terminate any Employee Plan.

ARTICLE 7

COVENANTS OF MERGER SUB AND THE COMPANY

       The parties hereto agree that:

       SECTION 7.01. Reasonable Commercial Efforts. Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Each party shall also refrain from taking, directly or indirectly, any action contrary to or inconsistent with the provisions of this Agreement, including action which would impair such party’s ability to consummate the Merger and the other transactions contemplated hereby. Without limiting the foregoing, the Company and its Board of Directors shall use commercially reasonable efforts to (a) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

       SECTION 7.02. Certain Filings. (a) The Company and Merger Sub shall use their respective commercially reasonable efforts to take or cause to be taken, (i) all actions necessary, proper or advisable by such party with respect to the prompt preparation and filing with the SEC of the Company Disclosure Documents and the Merger Sub Disclosure Documents, and (ii) such actions as may be required to have the Company Proxy Statement cleared by the SEC, in each case as promptly as practicable.

      (b)      The Company agrees to provide all necessary cooperation, without any requirement to expend funds currently, in connection with the arrangement of any financing to be consummated contemporaneous with or at or after the purchase of Shares pursuant to the Offer in respect of the transactions contemplated by this Agreement and the Offer, including without limitation, (x) participation in meetings, due diligence sessions and road shows, (y) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, and (z) the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions as may be reasonably requested by the Merger Sub.

      (c)      The Company and Merger Sub shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with or as a result of the consummation of the transactions contemplated by this Agreement and (ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and Merger Sub Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

       SECTION 7.03. Public Announcements. Merger Sub and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

       SECTION 7.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 8

CONDITIONS TO THE MERGER

       SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

      (a)      this Agreement and the Charter Amendment shall have been adopted by the stockholders of the Company in accordance with Minnesota Law;

      (b)      any applicable waiting period under the HSR Act relating to the Merger shall have expired;

      (c)      no provision of any applicable law or regulation and no judgment, injunction, order of decree shall prohibit the consummation of the Merger; provided, however, that the Company and Merger Sub shall each use its reasonable efforts to have any such judgment, order, decree or injunction vacated; and

      (d)      all actions by or in respect of or filings with any governmental body, agency, official, or authority required to permit the consummation of the Merger shall have been obtained.

       SECTION 8.02. Conditions to the Obligations of Merger Sub. The obligations of Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Merger Sub of the following further conditions:

      (a)      (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) except to the extent expressly permitted under this Agreement, the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto (x) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time, and (y) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Effective Time as if made at and as of such time and (iii) Merger Sub shall have received a certificate signed by the President of the Company to the foregoing effect;

      (b)      there shall not be instituted or pending any action or proceeding by any government or governmental authority or agency that has a reasonable likelihood of success, before any court or governmental authority or agency, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by this Agreement, (ii) seeking to restrain or prohibit the Surviving Corporation’s (including its Subsidiaries and affiliates) ownership or operation of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to compel the Surviving Corporation or any of its Subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to effectively control the business or operations of the Company and its Subsidiaries, taken as a whole, or the ability of DLJMB or any of its Affiliates effectively to exercise full rights of ownership of any shares of the Surviving Corporation or any of its Subsidiaries or affiliates prior to the Effective Time on all matters properly presented to the Surviving Corporation’s stockholders, or (iv) seeking to require divestiture by DLJMB or any of its Affiliates of any shares of the Surviving Corporation, and no court, arbitrator or governmental body, agency or official shall have issued any judgment, order, decree or injunction, and there shall not be any statute, rule or regulation proposed, adopted or enacted, that, in the sole judgment of Merger Sub is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv);

      (c)      Merger Sub shall have received all documents it may reasonably request relating to the existence of the Company and the Subsidiaries and the authority of the Company for this Agreement, all in form and substance satisfactory to Merger Sub;

      (d)      funds in an amount at least equal to the Required Amounts shall have been made available to Merger Sub as contemplated in Section 4.07;

      (e)      the holders of not more than 10% of the outstanding Shares shall have exercised dissenters’ rights in accordance with Minnesota Law;

      (f)      no change in accounting practice or policies by the SEC after the date hereof shall cause Merger Sub reasonably to conclude that the Merger will not be recorded as a “recapitalization” for financial reporting purposes;

      (g)      the Charter Amendment shall have become effective under Minnesota Law and the exchange contemplated by Section 5.08 shall have occurred;

      (h)      if requested by Merger Sub pursuant to Section 5.07, the certificate of designation for the Mirror Preferred Stock shall have been accepted for filing by the Minnesota Secretary of State; and

      (i)      total indebtedness (long and short term), net of cash and marketable securities, of the Company and its Subsidiaries as of the Effective Time shall not exceed $125,000,000.

       SECTION 8.03. Condition to the Obligation of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further conditions:

      (a)      (i) Merger Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) except to the extent expressly permitted under this Agreement, the representations and warranties of Merger Sub contained in this Agreement and in any certificate or other writing delivered by Merger Sub pursuant hereto (x) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time, and (y) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Effective Time as if made at and as of such time and (iii) the Company shall have received a certificate signed by the President of Merger Sub to the foregoing effect.

      (b)      The Board of Directors of the Company shall have received advice reasonably satisfactory to the Board, from an independent advisor to the effect that, upon consummation of the transactions contemplated hereby, including, without limitation, the Financing, the Surviving Corporation (i) will not become insolvent, (ii) will not be left with unreasonably small capital, (iii) will not have incurred debts beyond its ability to pay such debts as they mature, and (iv) the capital of the Company will not become impaired.

ARTICLE 9

TERMINATION

       SECTION 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

      (a)      by mutual written consent of the Company on the one hand and Merger Sub on the other hand;

      (b)      by either the Company or Merger Sub, if the Merger has not been consummated by December 31, 1999, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under this Agreement;

      (c)      by either the Company or Merger Sub, if Merger Sub (in the case of termination by the Company), or the Company (in the case of termination by Merger Sub) shall have breached in any material respect any of its obligations under this Agreement or any representation and warranty of Merger Sub (in the case of termination by the Company) or the Company (in the case of termination by Merger Sub) shall have been incorrect in any material respect when made or at any time prior to the Effective Time;

      (d)      by either the Company or Merger Sub, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Merger Sub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

      (e)      by Merger Sub if the Board of Directors of the Company shall have withdrawn, or modified or amended in a manner adverse to Merger Sub, its approval or recommendation of this Agreement and the Merger and the Charter Amendment or its recommendation that stockholders of the Company adopt and approve this Agreement and the Merger and the Charter Amendment or approved, recommended or endorsed any proposal for a transaction other than the Merger (including a tender or exchange offer for Shares) or if the Company has failed to call the Company Stockholder Meeting or failed to mail the Company Proxy Statement to its stockholders within 20 days after being cleared by the SEC or failed to include in such statement the recommendation referred to above;

      (f)      by the Company, if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement to enter into a transaction that constitutes a Superior Proposal and the Company notifies Merger Sub in writing that it intends to enter into such an agreement, attaching a description of the material terms and conditions thereof, (ii) Merger Sub does not make, within three business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Special Committee of the Board of Directors of the Company determines in good faith by a majority vote after consultations with its financial advisors, is at least as favorable to the shareholders of the Company as the Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such three day period and (iii) the Company prior to such termination pursuant to this clause (f) pays to Merger Sub in immediately available funds the fees required to be paid pursuant to Section 5.04. The Company agrees to notify Merger Sub promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification; and

      (g)      by either the Company or Merger Sub if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger and the Charter Amendment are voted upon, the requisite stockholder adoption and approval shall not have been obtained.

       The party desiring to terminate this Agreement pursuant to Sections 9.01(b)-(g) shall give written notice of such termination to the other party in accordance with Section 10.01.

       For purposes of this Agreement, “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal that the Special Committee of the Board of Directors of the Company determines, in good faith by a majority vote, after consultation with its financial advisors and after taking into account all the terms and conditions of such Acquisition Proposal, is more favorable to the Company’s stockholders than the Merger and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

       SECTION 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that termination of this Agreement shall be without prejudice to any rights any party may have hereunder against any other party for breach of this Agreement. The agreements contained in Sections 5.04, 6.02, 9.02, 10.04 and 10.06 shall survive the termination hereof.

ARTICLE 10

MISCELLANEOUS

       SECTION 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

if to Merger Sub, to:

William F. Dawson, Jr.
c/o DLJ Merchant Banking II, Inc.
277 Park Avenue
New York, NY 10172
Telecopy: 212-892-7272

with a copy to:

George R. Bason, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telecopy: 212-450-4800

if to the Company, to:

General Counsel
Merrill Corporation
One Merrill Circle
St. Paul, MN 55108
Telecopy: 651-649-1348

with a copy to:

Frederick W. Kanner
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019
Telecopy: 212-259-6333

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

       SECTION 10.02. Survival of Representations and Warranties. The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement except for the representations, warranties and agreements set forth in Sections 5.04, 6.02, 6.04, 9.02, 10.04 and 10.06.

       SECTION 10.03. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Merger Sub or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the rights of the holders of any shares of capital stock of the Company.

      (b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

       SECTION 10.04. Expenses. Except as provided in Section 5.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

       SECTION 10.05. Successors and Assigns; Benefit. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Sub may make such an assignment to one or more of its affiliates. Nothing in this Agreement, expressed or implied, shall confer on any Person other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except that the present and former officers and directors of the Company shall have the rights set forth in Section 6.04 hereof.

       SECTION 10.06. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York, except that, insofar as the procedures of the Merger that are subject to Minnesota Law because the Merger Sub and the Company are incorporated in Minnesota are concerned, the law of the State of Minnesota shall apply.

       SECTION 10.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MERRILL CORPORATION

By:	/s/ Paul G. Miller
Name: Paul G. Miller
Title: Chairman

VIKING MERGER SUB, INC.

By:	/s/ William F. Dawson
Name: William F. Dawson
Title: President

APPENDIX A

Individual	Shares	Class B Common Stock to be received in exchange
John Castro	909,091	909,091
Rick Atterbury	70,000	70,000

CROSS-REFERENCE TARGET LIST

NOTE: Due to the number of targets some target names may not appear in the target pull-down list.
(This list is for the use of the wordprocessor only, is not a part of this document and may be discarded.)

ARTICLE/SECTION	TARGET NAME

?	offer.art
?	offer
?	offer.commence
?	file.sec.tender
?	comp.action
?	co.board.unan
?	file.14d9
?	directors
?	buy.desig.no
?	co.oblig.appoint

1	merger.art
1.01	merger
1.01(a)	surv.corp
1.01(b)	file.cert.merger
1.01(c), 1.01(d)	possess.all.rts
1.02	conv.shares
1.02(a)	co.share.cancel
1.02(b), 1.02(c), 1.02(d)	sub.share.conv
1.02(f)	out.share.conv
1.03	surr.pay
1.03(a)	exc.agent
?	holder.entitled
1.03(c)	cert.endorsed
1.03(d)	no.furth.reg.shr
1.03(e)	unclaimed.ret
1.03(f)	shares.ret.buy
1.04	dissenting.shares
1.05	stock.options
1.05(a)	emp.stk.can
1.05(b)	prior.eff.co.shall
?	obtain.consents
?	amend.terms
?	conv.debt.sec

2	surv.corp.art
2.01	cert.inc
2.02	bylaws
2.03	dir.off

3	rep.war.co
3.01	co.exist
3.02	co.autho
3.03	co.gov.autho
3.04	co.non.con
3.05	co.cap
3.05(a)	no.out.shr.cap
3.05(b)	no.sec.conv.shr
3.05(c)	no.options
3.06	co.sub
3.06(a)	sub.corp
3.06(b)	co.own.sub.stk
3.06(b)(i)	nno.vtng.sec
3.06(b)(ii)	no.rights
3.07	co.sec.filings
3.07(a)	co.del.buy.sec
3.07(b)	report.true
3.07(c)	co.not.untrue
3.08	co.fin.stmt
3.09	co.disc.docs
3.09(a)	co.docs.comply
3.09(b)	co.proxy.true
3.09(c)	co.sub.info.true
3.10	co.abs.cert.chg
3.10(a)	co.no.mat.adv
?	co.no.div.cap
3.10(c)	co.no.amend.sec
3.10(d)	co.no.indebt
3.10(e)	co.no.lien
3.10(f)	co.no.loan
3.10(g)	co.no.damage
3.10(h)	co.no.trans
3.10(i)	co.no.chg.acct
3.10(j)	co.no.sever
3.10(k)	co.no.labor.disp
3.11	co.no.undis.liab
3.11(b)	co.ord.liab
3.11(a)	co.liab
3.11(c)	co.liab.agt
3.12	co.liti
3.13	co.taxes
3.14	co.erisa
3.14(a)	emp.bene.plan
3.14(b)	no.multiemp.plan
3.14(c)	emp.plan.qual
3.14(d), 3.14(e)	no.con.cov.emp
?	list.emp.sever
3.14(f)	excess.post.ret
3.14(g)	co.no.amend.emp
3.14(h)	no.union.cont
3.15	co.comp.law
3.19, 3.20, 3.21	co.finder.fee
?	co.other.info
3.18	co.env.mat
3.18(a)	co.except.10k
3.18(d)	co.no.env.invest
3.18(e)	co.no.nj.ct
3.18(f)	co.env.def

4	rep.war.buy
4.01	buy.exist
4.02	buy.autho
4.03	buy.gov.autho
4.04	buy.non.con
4.05	buy.disc.docs
4.05(a)	buy.sub.info.true
4.05(b), 7.02(b)	buy.offer.comply
4.06	buy.finder.fee
4.07	buy.financing

5	cov.co
5.01	co.conduct
5.01(a)	co.not.chg.cert
5.01(b)	co.not.merge
?	co.not.sell
5.01(i)	co.not.agree
5.01(j)	co.not.lie
5.02	co.stk.mtg.proxy
5.03	co.access.info
5.04	co.other.offers
5.05	co.notice.events
5.05(a)	co.consent.pers
5.05(b)	not.gov.reg.agency
5.05(c)	note.actions

6	cov.buy
6.02	buy.confid
?	oblig.merger.sub
6.03	voting.shares
6.04	buy.dir.off.liab

7	cov.buy.co
7.01	best.efforts
6.01, 7.02	certain.filings
7.03	public.announce
7.04	further.assur

8	cond.merger.art
8.01	cond.oblig.each
8.01(a)	adopt.del.law
8.01(b), 8.01(c)	hsr.wait.exp
?	no.law.prohibit
?	buy.purch.shares
8.01(d)	actions.obtained
8.02, 8.03	cond.obl.buy.sub
8.02(a)	co.perf.all.oblig
?	no.court.iss.ord
8.02(c)	buy.rec.all.docs

9	term.art
9.01	term
9.01(a)	mutual.consent
9.01(b)	offer.not.consum
9.01(d)	merger.illegal
?	acq.bene.own
9.01(e)	mergersub.if
9.02	effect.term

10	misc.art
10.01	notices
10.02	surv.rep.war
10.03	amend.waivers
10.03(a)	signed
10.03(b)	delay.not.waive
10.04	expenses
10.05	succ.assigns
10.06	governing.law
10.07	counter.effect